EXHIBIT 21.1
Subsidiaries of Oklo Inc. as of December 31, 2025

Subsidiary	Jurisdiction
Abundantia Isotopes LLC	Delaware
Atomic Alchemy Inc.	Delaware
Oklo Power INL LLC	Delaware
Oklo Power LLC	Delaware
Oklo Power SODI LLC	Delaware
Oklo Recycling TN LLC	Delaware
Oklo Technologies, Inc.	Delaware
VIPR Groves LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Oklo Inc. are omitted because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of the end of the year covered by this Annual Report on Form 10-K.